210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Collaborators to Present Preclinical Research in Multiple Myeloma and Melanoma at AACR 2014 Annual Meeting

CALGARY, AB, April 7, 2014 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that research collaborators will make two poster presentations at the American Association for Cancer Research 2014 Annual Meeting. The Meeting is being held from April 6th to 9th, 2014 in San Diego, CA.

“The data presented by these collaborators is contributing to our evolving understanding of how REOLSYIN® works, what biomarkers may be predictive of improved patient outcomes, and the potential synergies with other drugs in specific indications,” said Dr. Brad Thompson, President and CEO of Oncolytics. “There is ongoing clinical work in both multiple myeloma and metastatic melanoma and these data will help shape future studies in these indications.”

The first poster, titled “Reovirus synergy with proteosome inhibitor carfilzomib and Akt inhibitor perifosine overcomes therapy resistance of multiple myeloma: promising preclinical activity,” is being presented by Thirukkumaran et al. The poster presents findings demonstrating that reovirus acts synergistically with carfilzomib and/or perifosine in oncolysis of therapy resistant multiple myeloma cell lines. Synergistic cytotoxicity was observed with reovirus and carfilzomib and perifisone in both reovirus resistant OPM2, KMS-11 or sensitive RPMI8226 cell lines. Reovirus resistant cell lines demonstrated enhanced synergism in comparison to reovirus sensitive RPMI8226.

The second poster, titled “Molecular and immunological correlates of latent versus productive reoviral infection in cancers” is being presented by Mansfield et al. The poster presents findings following analysis of several human multiple myeloma cell lines either resistant or sensitive to reovirus infection and a metastatic melanoma model in mice after reoviral infection. Myeloma cell lines resistant to reoviral infection showed that the majority of the cancer cells had latent reoviral infection with very weak productive infection (productive/latent reoviral infection 6%). Myeloma cells sensitive to reoviral infection showed many cells with a productive viral infection (productive/latent reoviral infection was 50%). P38 expression was identical in the resistant and sensitive myeloma cell lines; two molecular markers that marked the reoviral sensitive myeloma cell lines were high CUG2 expression and low ammonia production. In the metastatic melanoma model, latent infection was dominant in mice treated with reovirus alone; productive infection was dominant in mice treated with reovirus and chemotherapy. In both the cell lines and metastatic melanoma model, productive infection was associated with elevated caspase-3 expression. In the metastatic melanoma model, productive infection was associated with increased T cell and natural killer cell infiltration of the tumor.

The posters will be available on the Oncolytics website at http://www.oncolyticsbiotech.com/for-investors/presentations.

A clinical study entitled “Viral Protein Production After Dexamethasone, Wild-Type Reovirus, and Carfilzomib in Treating Patients With Multiple Myeloma” will examine the use of REOLSYIN® in combination with carfilzomib (ClinicalTrials.gov Identifier: NCT02101944) in patients with relapsed or refractory myeloma.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the preclinical work in multiple myeloma and metastatic melanoma, future trials in these indications, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com